SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 8)

                            The Quizno's Corporation
                            ------------------------
                                (Name of Issuer)

                         Common Stock, $.001 par value
                         -----------------------------
                         (Title of Class of Securities)

                                  749058 10 3
                                  -----------
                                 (CUSIP Number)

                               David C. Roos, Esq.
                  Moye, Giles, O'Keefe, Vermeire & Gorrell LLP
                       1225 Seventeenth Street, Suite 2900
                             Denver, Colorado 80202
                                 (303) 292-2900
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 21, 2001
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 749058 0 3                13D                       Page 2 of 5 Pages

1  NAME OF REPORTING PERSON
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

   Voting Trust Agreement dated July 14, 1994, as amended

--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                      (a) [X]
   (See Instructions)                                                    (b) [ ]

--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  USE SOURCE OF FUNDS (See Instructions)
   AF
--------------------------------------------------------------------------------
5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
   or 2(e)                                                                  [  ]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Colorado
--------------------------------------------------------------------------------
               7   SOLE VOTING POWER:        -0-
  NUMBER OF   -----------------------------------------------------------------
    SHARES
 BENEFICIALLY  8   SHARED VOTING POWER:      -0-
   OWNED BY    -----------------------------------------------------------------
     EACH
   REPORTING   9   SOLE DISPOSITIVE POWER:   -0-
    PERSON     -----------------------------------------------------------------
     WITH
               10  SHARED DISPOSITIVE POWER:
                   1,549,334 shares of Common Stock
                   146,000 shares of Common Stock issuable upon conversion of
                     Class A Cumulative Convertible Preferred Stock
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,695,334 shares of Common Stock (assuming conversion of Class A
     Cumulative Convertible Preferred Stock)
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)                                                      [  ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     99.4% (assuming conversion described above)
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)
    00
--------------------------------------------------------------------------------

CUSIP NO.: 749058 0 3                13D                       Page 3 of 5 Pages

1  NAME OF REPORTING PERSON
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

   Richard E. Schaden, Individually and as Joint Trustee under the Voting Trust Agreement dated July 14, 1994, as amended

--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                      (a) [X]
   (See Instructions)                                                    (b) [ ]

--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  USE SOURCE OF FUNDS (See Instructions)
   PF
--------------------------------------------------------------------------------
5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
   or 2(e)                                                                  [  ]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   United States
--------------------------------------------------------------------------------
               7   SOLE VOTING POWER:
                   780,006 shares of Common Stock
                   28,378 shares of Common Stock issuable pursuant to currently exercisable options
                   2,000 shares of Common Stock subject to a proxy granted to
                     Reporting Person
              -----------------------------------------------------------------
  NUMBER OF    8   SHARED VOTING POWER:
   SHARES          773,667 shares of Common Stock
BENEFICIALLY       146,000 shares of Common Stock issuable upon conversion of
   OWNED BY          Class A Cumulative Convertible Preferred Stock
    EACH           2,000 shares of Common Stock subject to a proxy granted to
 REPORTING           Voting Trust
   PERSON      -----------------------------------------------------------------
    WITH       9   SOLE DISPOSITIVE POWER:
                   6,339 shares of Common Stock
                   17,378 shares of Common Stock issuable pursuant to currently exercisable options
               -----------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER:
                   1,551,334 shares of Common Stock
                   146,000 shares of Common Stock issuable upon conversion of
                     Class A Cumulative Convertible Preferred Stock
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,732,051 shares of Common Stock (assuming conversion of preferred stock and exercise of options described above)
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)                                                      [  ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     99.9% (assuming conversion of preferred stock and exercise of options described above)
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)
    IN
--------------------------------------------------------------------------------

CUSIP NO.: 749058 0 3                13D                       Page 4 of 5 Pages

1  NAME OF REPORTING PERSON
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

   Richard F. Schaden, Individually and as Joint Trustee under Voting Trust Agreement dated July 14, 1994, as amended

--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                      (a) [X]
   (See Instructions)                                                    (b) [ ]

--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  USE SOURCE OF FUNDS (See Instructions)
   PF
--------------------------------------------------------------------------------
5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
   or 2(e)                                                                  [  ]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   United States
--------------------------------------------------------------------------------
               7   SOLE VOTING POWER:
                   68,803 shares of Common Stock issuable upon conversion of
                     Class C and E Cumulative Convertible Preferred Stock
                   4,000 shares of Common Stock issuable pursuant to currently exercisable options
              -----------------------------------------------------------------
  NUMBER OF    8   SHARED VOTING POWER:
   SHARES          773,667 shares of Common Stock
BENEFICIALLY       146,000 shares of Common Stock issuable upon conversion of
   OWNED BY          Class A Cumulative Convertible Preferred Stock
    EACH           2,000 shares of Common Stock subject to a proxy granted to
 REPORTING           Voting Trust
   PERSON      -----------------------------------------------------------------
    WITH       9   SOLE DISPOSITIVE POWER:
                   68,803 shares of Common Stock issuable upon converstion of
                     Class C and E Cumulative Convertible Preferred Stock
                   4,000 shares of Common Stock issuable pursuant to currently exercisable options
               -----------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER:
                   1,549,334 shares of Common Stock
                   146,000 shares of Common Stock issuable upon conversion of
                     Class A Cumulative Convertible Preferred Stock
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,768,137 shares of Common Stock (assuming conversion of preferred stock and exercise of options described above)
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)                                                      [  ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     99.4% (assuming conversion of preferred stock and exercise of options described above)
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)
    IN
--------------------------------------------------------------------------------

CUSIP NO.: 749058 0 3                13D                       Page 5 of 5 Pages

This  Amendment No. 8 to Schedule 13D is filed by Richard E. Schaden and Richard
F. Schaden, individually and as joint trustees (the "Trustees") of a Voting Trust Agreement dated July 14, 1994, as amended (the "Voting Trust"). The
Trustees and the Voting Trust are collectively referred to herein as the "Reporting Persons." The Reporting persons are filing this Amendment No. 8 to
Schedule 13D jointly as members of a group pursuant to the provisions of Rule 13d-1(k)(2) under the Securities Exchange Act of 1934 as amended. Capitalized terms used herein but not otherwise defined have the meaning ascribed to them in Amendment No. 7 to the Schedule 13D filed by the Reporting Persons on May 29, 2001.

ITEM 4.  PURPOSE OF TRANSACTION

On November 30, 2001, the Issuer held a special meeting of its shareholders for the purpose of voting upon a First Amended and Restated Agreement and Plan of Merger dated July 2, 2001 (as amended, the "Merger Agreement") between the Issuer and Firenze Corp., a Colorado corporation controlled by the Reporting Persons ("Firenze"). The Merger Agreement is described in the proxy statement filed by the Issuer with the Securities and Exchange Commission on November 5, 2001.

After four adjournments, the special meeting was held on December 21, 2001. Certain additional information concerning the Merger Agreement was contained in a letter dated December 13, 2001 sent by the Issuer to its shareholders. A copy of such letter was included with a Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on December 14, 2001.

At the special meeting on December 21, 2001, the Merger Agreement was approved. Immediately after the meeting, the Issuer filed Articles of Merger with the Colorado Secretary of State, at which time Firenze was merged into the Issuer and the separate existence of Firenze ceased.

As a result of the Merger, the Issuer's Common Stock is owned by fewer than ten persons. Accordingly, after December 21, 2001, the Issuer's Common Stock ceased to trade on the Nasdaq Stock Market. On December 21, 2001, the Issuer filed a Certification and Notice of Termination of Registration on Form 15 with the Securities and Exchange Commission.

                                    SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: January 22, 2002                     /s/ Richard E. Schaden
                                            ------------------------------------
                                            Richard E. Schaden,
                                            Individually and as Trustee


Dated: January 22, 2002                     /s/ Richard F. Schaden
                                            ------------------------------------
                                            Richard F. Schaden,
                                            Individually and as Trustee